Exhibit 99.2

Material indicated with a “[***]” has been redacted pursuant to a request for

Confidential Treatment under the Freedom of Information Act. Such material has been filed separately with the Securities and Exchange Commission.

[Translated from Hebrew]

Amendment Number 3 to Credit Facility Deed Dated May 17, 2010

Drawn-up and signed in Tel-Aviv on the 30th day of the month of November, 2014

Between

Israel Discount Bank Ltd. (hereinafter – “the Bank”)

The First Party

and

Gazit-Globe Ltd., Company No. 52-003323-4 (hereinafter – “the Company”)

The Second Party

Whereas	On May 17, 2010, the Parties entered into a Credit Facility Deed with regard to the Company’s receipt of credit and varied banking services from the Bank, which was amended in Amendment Deed Number 1, dated August 9, 2010 and in Amendment Deed Number 2, dated June 28, 2012 (the Credit Facility Deed and its two Amendments will be called hereinafter – “the Facility Deed”);

And Whereas	The Parties have agreed to extend the credit period and the end of the utilization period of the credit facility allocated to the Company pursuant to the Facility Deed, in the amount of USD 200 million (hereinafter – “the Credit Facility”), as set forth in this Amendment Deed;

And Whereas	The Parties have agreed on additional terms and conditions that will apply to the Credit Facility, all as set forth below in this Amendment Deed.

Accordingly, it is hereby agreed and declared that the Facility Deed will be amended as follows:

1.	Preamble and interpretation

1.1.	The preamble to this Amendment Deed is an integral part thereof.

1.2.	This Amendment Deed extends the Facility Deed and is an integral part thereof; the two should be read together, continuously and in one sequence, as one document and as a whole, as provisions which supplement each other and complement one another.

1.3.	Words and phrases mentioned in this Amendment Deed are to be construed, defined and interpreted as provided in the Facility Deed.

1.4.	Other than the provisions of this Amendment Deed, no additional change has been made in the Facility Deed, which continues to apply in full force and scope, and binds the Parties for all intents and purposes.

1.5.	If a contradiction arises between this Amendment Deed and previous documents signed with regard to the Credit Facility, the provisions of the Facility Deed will supersede.

2.	End of the utilization period

The Credit Facility period will be extended from July 15, 2017 to July 15, 2020, such that the utilization period will end on July 15, 2020.

3.	Fees

3.1.	Clause 3.1 of Amendment Deed Number 2 will be cancelled and replaced by the following: “On the signing date of this Amendment Deed, the Company will pay the Bank an up-front fee of [***]% per annum in USD, in advance, for the entire Credit Facility period beginning on May 17, 2015 and until the end of the utilization period, namely an amount of USD [***]. The payment is final and absolute, and will not be refundable under any circumstances whatsoever, including, and without derogating from the generality of the aforesaid, non-utilization of the Credit Facility, wholly or partly, or the cancellation at any time of the Credit Facility, except in the event of the Credit Facility being canceled or reduced at the request of the Bank, as a result of regulatory restrictions applicable thereto, or due to any other reason depending on the Bank and unrelated directly to the Company (and in the aforesaid instance, a proportionate part of the up-front fee will be refunded, in accordance with the remaining period and the relative percentage by which the Facility has been reduced)”.

3.2.	The Company will pay the Bank a documents drawing-up fee at the rate of USD [***] at the signing date of this Amendment Deed.

4.	Collateral

4.1.	Clause 6.3 of the Facility Deed will be amended such that, on the seventh line, the number 30% will be replaced by 20%. Accordingly, at the signing date of this Amendment Deed, the Bank will release the excess pledged shares (hereinafter – “the Released Shares”), such that 130,000,000 shares of Citycon will remain pledged, and, for this purpose, at the date of this Amendment Deed the Bank will allow the Company to withdraw the Released Shares from the securities account and will deliver to the Company all documents required to amend the pledges registered with respect to the pledged shares in Israel and in Finland, such that the same will not apply to the Released Shares, using phrasing as will be acceptable to the Bank. Beginning on the signing date of this Amendment Deed, the Released Shares will not be a part of the pledged shares.

4.2.	At the date on which the pledge on them is released, the Released Shares will be deposited in a new account that will be opened with the Bank in the Company’s name, and that will not be pledged in favor of the Bank. Notwithstanding the aforesaid, it is hereby agreed that in the event of the Company wishing to pledge the shares in favor of a third party and/or if leaving the Released Shares deposited in the said account will cause the Company to incur an economic, legal or tax-related disadvantage, the Company may withdraw the Released Shares from the said account and deposit then in an account in another bank, at its discretion and without restriction.

4.3.	Clause 6.6 will be added to clause 6 of the Facility Deed, as follows: “It is hereby agreed that, in addition to any other undertaking of the Company to pledge additional shares of Citycon in the Amendment Deed, in the event that a financial entity, which does not manage funds belonging to others or on behalf of others, holds for itself shares of Citycon at a rate which exceeds 15% of the issued and paid-up share capital of Citycon, the Company will pledge in favor of the Bank additional shares of Citycon by way of depositing additional pledged shares in the securities account, such that the rate of the pledged shares to the issued and paid-up share capital of Citycon will be at least 5% higher than the holding rate of the said financial entity in the issued and paid-up share capital of Citycon, but no more than 30.1% of the issued and paid-up share capital of Citycon.

In the event that, at any subsequent date, the gap between the rate of the pledged shares to the issued and paid-up share capital of Citycon and the rate of the said financial entity’s holding to the issued and paid-up share capital of Citycon exceeds 5% for a period exceeding three months, the Bank will release from pledge the additional shares of Citycon that were pledged pursuant to this clause, or a part thereof, such that immediately after the release the rate of the pledged shares to the issued and paid-up share capital of Citycon will be 5% higher than the holding rate of the said financial entity in the issued and paid-up share capital of Citycon. Shares released as aforesaid will not constitute a part of the pledged shares”.

5.	Additional undertakings

5.1	Clause 8.3 will be added to clause 8 of the Facility Deed, as follows: “To hold at any time at least 30% of the issued and paid-up share capital of Citycon”.

5.2	The Parties hereby agree, that in the event of the Company having signed and/or signing, with other parties, additional or different undertakings which supersede its undertakings toward the Bank, such undertakings will also apply toward the Bank, as if they had been included in the Facility Deed from the outset.

6.	Immediate repayment

6.1.	In clause 10.14, the definition of the term “net financial debt” will be deleted and replaced by: “will mean: all the interest-bearing debts to banks, to financial institutions, to debenture holders and to other credit providers, net of cash and cash equivalents and net of/with the addition of MTM on derivative transactions”.

6.2.	In clause 10.15, in sub-clause (a), sub-clause (a) will be amended such that “the net debt of a company on an expanded stand-alone basis” will mean: “all the interest-bearing debts to banks, to financial institutions, to debenture holders and to other credit providers, net of cash and cash equivalents and net of/with the addition of MTM on derivative transactions”.

6.3.	Clause 10.25 will be added to clause 10 of the Facility Deed, as follows: “if the meeting of Citycon’s shareholders adopts a resolution which is contrary to the Company’s vote in said meeting, unless the said resolution pertains to a topic which the Company was prevented from voting on, such as a vote to approve transactions of interested parties, and the resolution was not amended to conform to the Company’s vote within 90 days of its adoption”.

Signed by us to attest to the above:

/s/ Gil Kotler /s/ Varda Zuntz	/s/ Tomer Grinshpon

Gazit-Globe Ltd.	Israel Discount Bank Ltd.

I, the undersigned,………………., acting as the lawyer for Gazit-Globe Ltd., company no. 520033234 (hereinafter – “the Company”), do hereby certify to Israel Discount Bank Ltd. (hereinafter – “the Bank”) that the above document has been signed in the name of the Company by Messrs.              ID No.                      and                      ID No.                      who are authorized to bind the Company toward the Bank with their signature pursuant to the lawfully made decisions of the competent organs of the Company and as prescribed in the Company’s documents of incorporation, its memorandum and its articles, and that there is no limitation and/or hindrance by law and/or agreement to creating and/or signing and/or issuing the said document and/or to implementing the contents of the said document in favor of the Bank, all as specified and as provided in the above document, such that the said document binds the Company, can be enforced against it by the Bank and is in force toward the Bank for all intents and purposes.

Date............	Lawyer..................